Exhibit 99.2

LOAN AGREEMENT

        THIS LOAN AGREEMENT (this “Agreement”) made as of the __th day of November, 2008, by and between Attunity Ltd., an Israeli company (the “Borrower”), and the Lenders set forth in Schedule 1 (the “Lenders”).

W I T N E S S E T H:

        WHEREAS, the Lenders are willing to make available a bridge loan to the Borrower on the terms and conditions set forth in this Agreement (the “Loan”);

        WHEREAS, concurrently with the execution of this Agreement, the parties hereto are entering into an Inter-Creditor Agreement with certain entities affiliated with Plenus, in the form attached hereto as Exhibit A (the “Inter-Creditor Agreement”);

        NOW, THEREFORE, the parties hereto hereby agree as follows:

    1.        The Loan. The Lenders, severally and not jointly, agree to loan to the Borrower the respective amounts set forth next to the name of each Lender in Schedule 1 hereto (the “Principal Amount”). The Lenders will, promptly, but no more than two (2) business days following the date hereof, transfer their Principal Amount, in U.S. dollars, to the Borrower by way of a bank transfer to the Borrower’s account, pursuant to the following wiring instructions:

Attunity Ltd. United Mizrahi Bank 26, Haneviim Street Haifa, ISRAEL Hadar Branch Haifa, # 441 Account # 578600 Swift code: MIZBILITA

    2.        Closing. The closing under this Agreement (the “Closing”) shall take place at 10:00 a.m. Israel time on the date hereof or at such other time as the Borrower and each Lender may mutually agree (such date is hereinafter referred to as the “Closing Date”).

    3.        Interest. The outstanding Principal Amount shall bear interest at a floating annual rate of the LIBOR rate published on the date hereof plus five percent (5.00%). All said interest accrued, plus value added tax (“VAT”), if applicable, is hereinafter referred to as the “Interest”. The Interest shall accrue from the date on which the Principal Amount is received by the Borrower and until the Principal Amount (including Interest accrued thereon) shall have been paid in full to the Lenders (the Principal Amount and any Interest accrued thereon shall be referred to as the “Loan Amount”). Any amount owing by the Borrower to the Lenders hereunder which is not paid by the Borrower on the Maturity Date shall bear an additional five percent (5%) interest per annum, plus VAT if applicable; which additional interest shall be compounded daily.

    4.        Automatic Conversion. Immediately upon the closing of the next round of equity financing in the Borrower, whether by way of a private placement, a public offering (including rights offering) or otherwise, in which the Borrower issues equity securities of the Borrower for aggregate gross proceeds in excess of US$1,000,000 (including conversion of the outstanding Loan Amounts) (the “Next Qualified Equity Financing”), prior to the Maturity Date (as defined below), the outstanding Loan Amount shall be automatically converted, upon the closing of the Next Qualified Equity Financing, into such number of fully paid and non-assessable ordinary shares, par value NIS 0.1, of the Borrower (the “Ordinary Shares”) or other securities of the Borrower issued at such financing (collectively, the “Conversion Shares”), at the applicable Conversion Price (as defined below) and on the same terms and conditions at which such shares or securities are issued in the Next Qualified Equity Financing. Notwithstanding the foregoing (solely as it relates to the conversion of Interest), at least ten (10) calendar days prior to such automatic conversion, the Borrower shall provide a written notice to each Lender informing the Lender of the contemplated conversion and each Lender shall have five (5) calendar days following receipt of such notice to inform the Borrower, by providing written notice to Borrower within such 5-days period, that such Lender elected to be paid the Interest (rather than have such Interest converted into equity securities), in which case (i) the Principal Amount of such Lender shall be converted upon the closing of the Next Qualified Equity Financing and (ii) Borrower shall pay the Interest accrued to such Lender upon, or promptly after, the closing of the Next Qualified Equity Financing, but in any event not later than three (3) business days after such closing.

        For the purpose of this Section 4, “Conversion Price” means the purchase price per share at the Next Qualified Equity Financing. For the purposes of this Agreement, “Maturity Date” means six (6) months following the date hereof, unless extended by the Lender (each Lender, as to itself).

    5.        Fundamental Transaction. If, on or prior to the Maturity Date, the Borrower enters into a transaction (an “Fundamental Transaction”) which entails (i) the acquisition of the Borrower by means of merger or other form of corporate reorganization in which 50% or more of the outstanding stock of the Borrower are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary, (ii) the sale of all or substantially all of the assets of the Borrower or any other transaction resulting in the Borrower’s assets being converted into securities of any other entity, or (iii) a transaction or a series of transactions in which a person or entity acquires 50% or more of the outstanding and issued shares of the Borrower, excluding, in the case of clauses (i) and (iii) a transaction in which the shareholders of the Borrower immediately prior to such merger or acquisition continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent); then, the outstanding Loan Amount shall immediately preceding the Fundamental Transaction be automatically converted into Ordinary Shares, at a conversion price per share equal to the higher of (i) $0.25 per share or (ii) 75% of the price per Ordinary Share assigned to the Borrower in such Fundamental Transaction (if the Fundamental Transaction is not solely for cash or is an asset sale, as such shall be determined by the Borrower’s Board of Directors in good faith); or, if requested by the Lender, the Lender shall be repaid an amount equal to the outstanding Loan Amount, which repayment shall be made in connection with the closing of the Fundamental Transaction and subject to such closing; provided, however, that if the Fundamental Transaction involves a sale of assets, then the Lenders shall be repaid the foregoing amount within no more than 30 days following the closing of such Fundamental Transaction in order to allow for a proper winding-up of the Borrower and distribution of proceeds to creditors and shareholders; provided further that notwithstanding anything herein to the contrary, any repayment (excluding by means of conversion) made pursuant to this Section 5, shall be subject to and subordinated to the repayment in full of the Plenus Obligations (as such term is defined in the Inter-Creditor Agreement), as specified in the Inter-Creditor Agreement, unless otherwise approved in advance and in writing by Plenus.

    6.        Repayment of the Loan Amount. Unless earlier repaid (including through conversion) pursuant to Sections 4 or 5 herein, the Borrower shall repay the outstanding Loan Amount (i.e., including Interest) to the Lender on the later of (i) Maturity Date and (ii) the time at which the Plenus Obligations have been repaid in full.

    7.        Default. Notwithstanding the aforesaid, the outstanding Loan Amount will immediately become due and payable in cash upon the occurrence of any of the following events (each, an “Event of Acceleration”):

7.1 For as long as the Plenus Obligations have not been repaid in full, immediately upon the declaration by Plenus that the Plenus Obligations become due and payable.

    7.2        Following repayment in full of the Plenus Obligations, (a) immediately prior to the commencement by the Borrower of any liquidation proceedings or the adoption of a winding up resolution by the Borrower, or the calling by Borrower of a meeting of creditors for the purpose of entering into a scheme or arrangement with them; (b) the commencement by third parties of any liquidation proceedings, which have not been terminated within 60 days thereafter; (c) the appointment of a receiver or trustee over the whole or any material part of the Borrower’s assets, which has not been terminated within 30 days thereafter; (d) the levy of an attachment or the institution of execution proceedings against all or a substantial part of Borrower’s assets, which has not been terminated within 30 days thereafter; (e) the Borrower ceases to conduct business; or (f) the Borrower fails to pay any sum due from it hereunder at the time and in the manner specified herein, or otherwise is in material breach of any of the provisions hereof or of the Floating Charge Agreement and the same is not remedied within seven (7) days, in case of non-payment, or fourteen (14) days in case of any other breach. The Borrower shall notify the Lenders within 72 hours of any such event.

    8.        Representations and Warranties; Registration Rights.

    8.1        By Borrower. The Borrower hereby represents and warrants to the Lenders as of the date hereof and on the Closing Date as follows: (a) Borrower is a corporation duly formed and validly existing under the laws of the State of Israel, with full corporate power and authority to enter into and perform its obligations under this Agreement; (b) Borrower has full power and authority to consummate the transactions contemplated hereunder. No consents, authorizations or approvals of any kind of any governmental authority or other third party are required in connection with the execution or performance of this Agreement by Borrower, other than that of Plenus as required under the Loan Agreement by and between Plenus and the Company dated January 31, 2007, as amended from time to time (the “Plenus Loan Agreement”); (c) the consummation of the transactions contemplated hereunder and the performance of this Agreement by the Borrower will not violate the provisions of the current Memorandum and Articles of Association of the Borrower, or any applicable law, and will not result in any breach of, or constitute a default under, any agreement or instrument to which the Borrower is a party or under which it is bound; (d) the execution and performance of this Agreement by the Borrower will be duly authorized by all necessary actions by Closing, and this Agreement has been duly executed and delivered by the Borrower; (e) this Agreement is valid and binding upon the Borrower and enforceable in accordance with its terms, subject to (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (2) rules of law governing specific performance, injunctive relief and other equitable remedies; and (f) the Conversion Shares to be issued upon conversion of the outstanding Loan Amount will be duly authorized and upon issuance in accordance with this Agreement will be validly issued, fully paid, and non-assessable.

    8.2        By Lenders. Each of the Lenders, severally and not jointly, represents and warrants to the Borrower on the date hereof and on the Closing Date as follows: (a) it has the full power and authority to execute this Agreement and to consummate the transactions contemplated hereby to be consummated by the Lender. This Agreement has been duly executed by the Lender, and this Agreement constitutes the valid and binding obligation of the Lender, enforceable against it in accordance with its respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies; (b) if a corporation, the Lender is duly organized and properly registered in the jurisdiction of its organization and the execution, delivery and performance of this Agreement will not violate any provision of the corporate documents of such Lender; (c) The Lender has been advised that this Agreement, the shares issuable upon conversion of the outstanding Loan Amount have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) or any securities laws, and therefore cannot be resold unless they are registered under the Securities Act and applicable state securities laws or an exemption from such registration is available; (d) The Lender has knowledge and experience in financial and business matters, is capable of evaluating the merits and risks of the transactions evidenced by this Agreement and can bear the economic consequences of such investment and/or loan for an indefinite period of time; (e) The Lender is an “accredited investor” as defined in Regulation D promulgated under the Securities Act; (f) The Lender is purchasing the securities under this Agreement only for investment, for the Lender’s own account, and without any present intention to sell or distribute such securities; and (g) The Lender will not sell, pledge or otherwise dispose of any of the securities issued or to be issued hereunder in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules and regulations of the SEC promulgated under either of the foregoing.

    8.3        Registration Rights. The Lenders are entitled with respect to the Conversion Shares to the identical registration rights and the additional terms and conditions (with the exception of the penalties and expense provisions) provided in the Registration Rights Agreement between the Borrower and certain Purchasers dated May 5, 2004.

    9.        Additional Lenders. Notwithstanding any of the provisions set forth herein or in the other transaction documents, the Lenders acknowledge and agree that Borrower may, in its sole discretion, take additional loan(s) of up to an aggregate of additional $500,000 from additional lenders, within no more than 60 days following the date hereof, on the same terms and conditions hereunder (“New Lender”), by way of having such New Lender(s) execute a joinder agreement to this Agreement, the Fixed Charge Agreement, the Floating Charge Agreement and the Inter-Creditor Agreement. In such case, each New Lender shall be deemed a Lender hereunder and under the Fixed Charge Agreement and the Floating Charge Agreement and a Shareholder under the Inter-Creditor Agreement.

    10.        Security; Subordination.

    10.1        In accordance with the terms and the conditions of the Fixed and Floating Charge Agreements that are being executed by the parties on the date hereof, the Borrower agrees to secure the repayment of the Loan Amounts by creating a second priority (i) fixed charge on the Borrower’s intellectual property as more fully set forth in the Fixed Charge Agreement for the benefit of the Lenders and (ii) floating charge on the Borrower’s present and future tangible and intangible assets and rights of any kind, whether contingent or absolute, as more fully set forth in the Floating Charge Agreement, for the benefit of the Lenders. Promptly following the Closing, and in any event within 21 days thereafter, the Borrower shall file the forms for creating the second priority fixed and floating charge with the Companies Registrar and provide Lenders stamped copies thereof to indicate filing.

    10.2        The Loan Amounts are hereby expressly stated, to the fullest extent permitted by law, to be senior in right of payment to any current or future indebtedness of the Borrower (whether reflected in the balance sheet or not) but are expressly subordinated in right of payment to all indebtedness of the Borrower under the Plenus Obligations as set forth in the Inter-Creditor Agreement.

    10.3        In the event of any contradiction between the provisions of this Agreement or any ancillary agreement hereto and the provisions of the Inter-Creditor Agreement, the provisions of the Inter-Creditor Agreement shall prevail.

    11.        Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, except that the Borrower shall be responsible for all taxes and other compulsory payments to which the Lender is or shall be subject under the transactions contemplated hereunder (other than taxes on the income of the Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located).

    12.        Miscellaneous.

    12.1       Further Actions. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

    12.2       Governing Law. This Agreement shall be governed by and construed under the laws of the State of Israel in all respects, without reference to conflicts of laws or principles thereof. The parties agree that any action brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the exclusive jurisdiction and venue of, the courts located in the city of Tel Aviv, Israel. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and exclusive jurisdiction over the subject matter of such dispute.

    12.3       Successors and Assigns. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred (i) by the Borrower without the prior consent in writing of each of the Lenders or (ii) by a Lender without the prior consent in writing of the Borrower; provided however, that: (a) any Lender which is a corporation, may freely assign or transfer the rights, privileges, or obligations set forth in, arising under, or created by this Agreement to an entity controlled by, controlling, or under common control with such Lender, (b) any Lender which is a limited or general partnership may freely assign or transfer the rights, privileges, or obligations set forth in, arising under, or created by this Agreement to its partners and to affiliated partnerships managed by the same management company or managing (general) partner or by an entity which controls, is controlled by, or is under common control with, such management company or managing (general) partner, or (c) any Lender may freely assign or transfer the rights, privileges, or obligations set forth in, arising under, or created by this Agreement to any fund (or shareholder or partner of any such fund), or any beneficiary of a trust or an account or other arrangement, managed by such Lender or by the general partner or managing entity of such Lender or by an affiliate thereof (each of the foregoing, a “Permitted Transferee”); provided that each such transferee or assignee, prior to the completion of the sale, transfer, or assignment shall have executed documents assuming the obligations of such Lender under this Agreement and any ancillary documents related hereto (including the Floating Charge Agreement, the Fixed Charge Agreement and the Inter-Creditor Agreement) (the “Transaction Documents”).

    12.4       Entire Agreement. This Agreement, the Schedules and Exhibits hereto and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

    12.5       Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

    12.6       Amendment and Waiver. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of each of the Lenders and the Borrower.

    12.7       Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under the Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

    12.8       Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent if to the Borrower then to the Borrower’s registered address, and if to the Lenders then to the addresses set forth in Schedule 1 hereto or at such other address or electronic mail address as such party may designate by ten (10) days advance written notice to the other parties hereto.

    12.9       Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

    12.10        Independent Nature of Lenders’ Obligations and Rights. The obligations of each Lender under any Transaction Document are several and not joint with the obligations of any other Lender. Nothing contained herein or in any Transaction Document, and no action taken by any Lender pursuant thereto, shall be deemed to constitute the Lenders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Lenders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents for purposes of beneficial ownership under Section 13(d) of the U.S. Exchange Act of 1934 or otherwise.

[Signatures Follow]

IN WITNESS WHEREOF the parties have signed this Agreement in one or more counterparts as of the date first hereinabove set forth.

ATTUNITY LTD. By: —————————————— Name: Dror Elkayam Title: VP Finance

SHIMON ALON By: ——————————————

AKI RATNER By: ——————————————

BONALE FOUNDATION By: —————————————— Name: Ron Zuckerman Title:

Schedule 1
The Lenders

Lender	Address and Email	Principal Amount ($US)

Shimon Alon	5 Hanote'a Kfar Shemaryahu 46910
	Shimon.alon@attunity.com	200,000
	O: 972-9-8993003
	C: 972-52-8202000
	F: 972-9-8993134

	7 Daniel Street, Ramat Gan 52233
Aki Ratner	Aki.ratner@attunity.com	58,536
	C: 972-52-5500600

	ron@rayv.com
Bonale Foundation		134,632
	Bonale Foundation
	Landstr. 97
	PO Box 17
	FL-9494 Schaan / Vaduz Liechtenstein
	Tel: +423 237 7910
	Fax: +423 237 7901

Total:		$393,168